NEWS RELEASE

FEBRUARY 8, 2006

WEALTH PROVIDES UPDATE ON THE ARGENTINEAN URANIUM PROPERTIES

Vancouver, British Columbia. Wealth Minerals Ltd. (the “Company” or “Wealth”) - (TSX Venture: WML, OTCBB: WMLLF, Frankfurt: EJZ), the Company is pleased to provide an update on the exploration of its Argentinean uranium properties.

Preliminary (first stage) mapping, sampling and radiometric surveys have been completed on the following properties: Alemania, Amblayo, Las Conchas, Chiflon, Los Colorados, Niquelina, Purisima and Paicone. A report has been received on the Alemania property and reports on the remaining properties are in progress.

On the Alemania property, uranium-copper-silver mineralization occurs in a series of conformable, siltstone-mudstone-limestone beds within a fault-controlled, continental basin measuring about 4.5 km (N-S) by about 1.8 km (E-W).  Numerous areas of anomalous radioactivity were noted within an approximate 100 metre section of the Late Cretaceous Yacoraite Formation (sandy limestone, calcarious sandstone, thin bedded siltstone and mudstone).  Secondary copper minerals were commonly noted in the areas of anomalous radioactivity.

The areas of anomalous radioactivity and secondary (oxide) copper minerals are contained within a number of thin (less than one metre) beds of laminated gray siltstone and calcarious sandstone within the approximately 100 metre section of the Yacoraite Formation.

The maximum assay values obtained for uranium, copper and silver are respectively: 1,540 ppm (0.15%); 35,400 ppm (3.5%) and 46.5 ppm (1.45 oz/ton).  Of the62 samples collected from the property, 31 contained in excess of 500 ppm (0.05% or 1lb/ton) uranium, 29 contained in excess of 1% copper and 29 contained in excess of 20 ppm (g/t) silver.

From this preliminary work, uranium mineralization appears to be confined to a number of thin beds within the approximately 100 metre thick sedimentary succession.  However, the mineralization is stratigraphically controlled and has been traced intermittently for several thousand metres as it outcrops around the limits of the basin.  Further extensive, detailed mapping, sampling and trenching will be required to determine the full extent and potential of this mineralized system.  Nevertheless, the Company is encouraged by the potential for a significant tonnage of mineralized material which may be amenable to low cost leaching technology.

Results from the exploration completed on the other properties will be released as they become available.

This news release has been prepared by James M. Dawson, P. Eng. who is the qualified person supervising the exploration of the Company's Argentine uranium properties.

On Behalf of the Board of Directors of

WEALTH MINERALS LTD.

“Jerry Pogue”

Director

For further information, please contact:

Glenn Shand

Phone: 604-331-0096 or 888-331-0096

E-mail: info@wealthminerals.com

Web site:  www.wealthminerals.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This release contains forward-looking statements within the meaning of the “safe harbour'' provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  The Company assumes no obligation to update any forward-looking information contained in this news release.

Suite 1901 – 1177 West Hastings Street, Vancouver, BC Canada V6E 2K3

Tel 604.331.0096  Fax 604.408.7499

www.wealthminerals.com